Exhibit 99.1

Scorpio Tankers Inc. Announces Acquisition of the Leasehold Interest of 19 Product Tankers and a $50 Million Private Placement

MONACO, September 24, 2019 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") announced today that it has agree to acquire subsidiaries of Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”), which have leasehold interests in 19 product tankers (the “Vessels”), for an aggregate value of $803 million.

The acquisition of the leasehold interest in the Vessels includes a finance lease arrangement (see description below) with a financial institution under a bareboat contract arrangement.  The aggregate value of the Vessels is $803 million, and after the assumption of the present value of the finance lease arrangement of approximately $668 million, the Company will issue approximately 4.7 million shares at $29.00 per share to Trafigura for an aggregate market value of approximately $135 million.  The above-mentioned shares will be subject to a customary lock-up through December 31, 2019.

The Company also announced today private placements with Trafigura for $35 million and Scorpio Services Holding Ltd., a related party, for $15 million for an aggregate of $50 million or 1,724,137 shares at $29.00 per share.

Both transactions are expected to close before September 27, 2019.

Emanuele A. Lauro, Chief Executive Officer of Scorpio Tankers commented:

“This transaction represents a close alignment between Scorpio Tankers and Trafigura, a strategic customer and now a valued shareholder.  We share common beliefs in quality assets, quality service, and most importantly, the favorable fundamentals currently unfolding in the product tanker market.  This fleet of 19 ultra-modern product tankers is a singular opportunity in an otherwise diminished global orderbook.  The average age of our fleet will be reducing (from 4.1 to 3.7 years) and our fuel efficiency is expected to increase with the addition of these modern scrubber fitted vessels.  At the same time, IMO 2020 and other demand drivers are set to increase ton-mile demand significantly over the coming months.

“In addition to Trafigura being a longstanding customer, their investment in Scorpio Tankers represents a new stage in our partnership which we believe will serve all our shareholders and stakeholders well.”

Rasmus Bach Nielsen, Global Head of Wet Freight at Trafigura commented:

“Trafigura enjoys a close working relationship with Scorpio Tankers, a company that we consider to be very well run. Today’s decision completes a strategic decision to crystalize financial benefits now and to move long term leasing obligations into leading shipping equities, a place where we see significantly more value and upside potential in the period ahead. We are delighted that through these agreements Trafigura has become a significant shareholder in Scorpio Tankers. In our view, minimal supply growth and an expected demand spike through oil market disruption and bunkering inefficiencies, are making product tanker market fundamentals look healthier than we’ve seen for many years.”

The Vessels

The acquisition consists of leasehold interests in four LR2s and 15 MRs for a total of 19 product tankers.  Fifteen of the vessels are currently on the water with an average age of 0.5 years, and the remaining four MR vessels will be delivered in 2020.  Upon delivery to the Company, all Vessels will be fitted with exhaust gas cleaning systems, commonly known as scrubbers.   The commercial and technical management of the Vessels will be transitioned to Scorpio Tankers following the closing of the transaction.  The fleet list is as follows:

Vessel Name	Shipyard	Vessel Class	Construction/ Delivery Date
Marlin Lobelia	New Times Shipbuilding	LR2	Jan-2019
Marlin Lotus	New Times Shipbuilding	LR2	Jan-2019
Marlin Lily	New Times Shipbuilding	LR2	Jan-2019
Marlin Lavender	New Times Shipbuilding	LR2	Feb-2019
Marlin Magic	Hyundai Vinashin	MR	Jan-2019
Marlin Majestic	Hyundai Vinashin	MR	Jan-2019
Marlin Mystery	Hyundai Vinashin	MR	Feb-2019
Marlin Marvel	Hyundai Vinashin	MR	Mar-2019
Marlin Magnetic	Hyundai Vinashin	MR	Mar-2019
Marlin Millennia	Hyundai Vinashin	MR	May-2019
Marlin Master	Hyundai Vinashin	MR	Jun-2019
Marlin Mythic	Hyundai Vinashin	MR	Jul-2019
Marlin Marshall	Hyundai Vinashin	MR	Jul-2019
Marlin Modest	Hyundai Vinashin	MR	Aug-2019
Marlin Maverick	Hyundai Vinashin	MR	Sep-2019
Marlin Miracle	Hyundai Vinashin	MR	Jan-2020 (est.)
Marlin Maestro	Hyundai Vinashin	MR	Jan-2020 (est.)
Marlin Mighty	Hyundai Vinashin	MR	Mar-2020 (est.)
Marlin Maximus	Hyundai Vinashin	MR	Sep-2020 (est.)

Finance Lease Arrangement

Under the terms of the finance lease arrangement, each of the Vessels will be bareboat chartered to one of the acquired companies pursuant to an eight-year charter that commenced, or will commence, upon delivery of the respective vessels.  The Company will assume a principal balance of approximately $530 million for 15 vessels on the water and approximately $138 million for the four vessels under construction, or approximately $668 million in the aggregate.  Charterhire under each bareboat charter will be comprised of (i) a fixed monthly payment and (ii) a variable monthly interest payment equal to the three-month LIBOR plus 3.5% of the remaining principal balance of the finance lease.  The Company will have the option, but not the obligation, to purchase some or all of the vessels at intervals throughout the term of the arrangement.

Advisors

BofA Merrill Lynch and RBC Capital Markets acted as financial advisors to Scorpio Tankers and Seward & Kissel LLP acted as legal counsel.  Clarksons Platou Securities AS acted as financial advisor to Trafigura and Reed Smith LLP acted as legal counsel.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 4.1 years and bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). These figures do not include the acquisition described above.

Forward-Looking Statements

The matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements. The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐ looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see Scorpio Tankers’ filings with the SEC for a complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616